UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC File Number: 001-38252
CUSIP Number: 846517100

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: June 30, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I - Registrant Information

Spark Networks SE
Full Name of Registrant

N/A
Former Name if Applicable

Kohlfurter Straße 41/43
Address of Principal Executive Office (Street and Number)

Berlin, Germany 10999
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Spark Networks SE (the “Company”) has determined that it is unable to file with the Securities and Exchange Commission (the “SEC”) its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense due to the reasons described below. The Company is working diligently to file its Form 10-Q as soon as possible, but does not expect to be in a position to file the Form 10-Q by the due date of August 9, 2023. Additional time is needed for the Company to compile and analyze supporting documentation in order to complete the Form 10-Q and in order to permit the Company’s independent registered public accounting firm to complete its review of the Form 10-Q. The Company expects to file its Quarterly Report, along with the interim financial statements, within the extension period of five calendar days as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

The Company does not expect to report financial results for the second quarter ended June 30, 2023 that are materially different from the financial guidance range previously provided by the Company.

Part IV - Other Information
(1) Name and telephone number of person to contact in regard to this notification

Frederic Beckley	+49	30 868000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
N/A

Spark Networks SE
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2023	Spark Networks SE

	By:	/s/ Frederic Beckley
Frederic Beckley
General Counsel & Chief Administrative Officer